EXHIBIT 13.1

Quarterly report to shareholders
Third quarter 2015

Financial highlights

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, except per share amounts)	2015	2014	2015	2014

Income
Revenue	2,944	2,451	8,449	7,569
Net income attributable to common shares	402	457	1,218	1,285
per common share - basic and diluted	$0.57	$0.64	$1.72	$1.81
Comparable EBITDA[1]	1,483	1,387	4,381	4,000
Comparable earnings[1]	440	450	1,302	1,204
per common share[1]	$0.62	$0.63	$1.84	$1.70

Operating cash flow
Funds generated from operations[1]	1,140	1,071	3,354	3,090
Decrease/(increase) in operating working capital	107	171	(378)	250
Net cash provided by operations	1,247	1,242	2,976	3,340
Investing activities
Capital expenditures	976	744	2,748	2,381
Capital projects under development	130	207	465	504
Equity investments	105	66	303	195
Acquisitions	—	181	—	181
Proceeds from sale of assets, net of transaction costs	—	—	—	187

Dividends declared
Per common share	$0.52	$0.48	$1.56	$1.44
Basic common shares outstanding (millions)
Average for the period	709	708	709	708
End of period	709	709	709	709

1	Comparable EBITDA, comparable earnings, comparable earnings per common share and funds generated from operations are all non-GAAP measures. See the non-GAAP measures section for more information.

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Management’s discussion and analysis

November 2, 2015

This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TransCanada Corporation. It discusses our business, operations, financial position, risks and other factors for the three and nine months ended September 30, 2015, and should be read with the accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2015 which have been prepared in accordance with U.S. GAAP.

This MD&A should also be read in conjunction with our December 31, 2014 audited consolidated financial statements and notes and the MD&A in our 2014 Annual Report.

About this document

Throughout this MD&A, the terms, we, us, our and TransCanada mean TransCanada Corporation and its subsidiaries.

Abbreviations and acronyms that are not defined in this MD&A are defined in the glossary in our 2014 Annual Report.

All information is as of November 2, 2015 and all amounts are in Canadian dollars, unless noted otherwise.

FORWARD-LOOKING INFORMATION

We disclose forward-looking information to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall.

Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.

Forward-looking statements in this MD&A may include information about the following, among other things:

•	anticipated business prospects

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected costs for planned projects, including projects under construction and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes

•	expected impact of regulatory outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	expected industry, market and economic conditions.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:

Assumptions

•	inflation rates, commodity prices and capacity prices

•	timing of financings and hedging

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•	regulatory decisions and outcomes

•	foreign exchange rates

•	interest rates

•	tax rates

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates

•	acquisitions and divestitures.

Risks and uncertainties

•	our ability to successfully implement our strategic initiatives

•	whether our strategic initiatives will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues we receive from our energy business

•	regulatory decisions and outcomes

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance of our counterparties

•	changes in market commodity prices

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	access to capital markets

•	interest, tax and foreign exchange rates

•	weather

•	cyber security

•	technological developments

•	economic conditions in North America as well as globally.

You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2014 Annual Report.

You should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, except as required by law.

FOR MORE INFORMATION

You can find more information about TransCanada in our annual information form and other disclosure documents, which are available on SEDAR (www.sedar.com).

NON-GAAP MEASURES

We use the following non-GAAP measures:

•	EBITDA

•	EBIT

•	funds generated from operations

•	comparable earnings

•	comparable earnings per common share

•	comparable EBITDA

•	comparable EBIT

•	comparable depreciation and amortization

•	comparable interest expense

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•	comparable interest income and other expense

•	comparable income tax expense.

These measures do not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. Please see the Reconciliation of non-GAAP measures section in this MD&A for a reconciliation of the GAAP measures to the non-GAAP measures.

EBITDA and EBIT

We use EBITDA as an approximate measure of our pre-tax operating cash flow. It measures our earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments. EBIT measures our earnings from ongoing operations and is a useful measure of our performance and an effective tool for evaluating trends in each segment as it is equivalent to our segmented earnings. It is calculated in the same way as EBITDA, less depreciation and amortization.

Funds generated from operations
Funds generated from operations includes net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. See the Financial condition section for a reconciliation to net cash provided by operations.

Comparable measures
We calculate the comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

Comparable measure	Original measure

comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable EBITDA	EBITDA
comparable EBIT	segmented earnings
comparable depreciation and amortization	depreciation and amortization
comparable interest expense	interest expense
comparable interest income and other expense	interest income and other expense
comparable income tax expense	income tax expense

Our decision not to include a specific item is subjective and made after careful consideration. Specific items may include:

•	certain fair value adjustments relating to risk management activities

•	income tax refunds and adjustments and changes to enacted rates

•	gains or losses on sales of assets

•	legal, contractual and bankruptcy settlements

•	impact of regulatory or arbitration decisions relating to prior year earnings

•	restructuring costs

•	write-downs of assets and investments.

We calculate comparable earnings by excluding the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.

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Consolidated results - third quarter 2015

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, except per share amounts)	2015	2014	2015	2014

Natural Gas Pipelines	528	484	1,648	1,566
Liquids Pipelines	287	226	783	613
Energy	249	359	730	832
Corporate	(45)	(37)	(140)	(107)
Total segmented earnings	1,019	1,032	3,021	2,904
Interest expense	(341)	(304)	(990)	(875)
Interest income and other expense	16	17	83	63
Income before income taxes	694	745	2,114	2,092
Income tax expense	(223)	(239)	(680)	(625)
Net income	471	506	1,434	1,467
Net income attributable to non-controlling interests	(46)	(25)	(145)	(110)
Net income attributable to controlling interests	425	481	1,289	1,357
Preferred share dividends	(23)	(24)	(71)	(72)
Net income attributable to common shares	402	457	1,218	1,285
Net income per common share - basic and diluted	$0.57	$0.64	$1.72	$1.81

Net income attributable to common shares decreased by $55 million and $67 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014. The 2015 results included:

•
a charge of $6 million after tax in third quarter and $14 million after tax year-to-date for severance costs as part of a restructuring initiative to maximize the effectiveness and efficiency of our existing operations along with the restructuring of our major projects group in response to delayed timelines on certain of our major projects in second quarter 2015

•	a $34 million adjustment in second quarter 2015 to income tax expense due to the enactment of a two per cent increase in the Alberta corporate income tax rate in June 2015.

The nine-month 2014 results included:

•	a gain on sale of Cancarb Limited and its related power generation business of $99 million after tax

•	a net loss resulting from the termination of a contract with Niska Gas Storage of $32 million after tax.

Net income in all periods included unrealized gains and losses from changes in risk management activities which we exclude, along with the above-noted items, to arrive at comparable earnings.

Comparable earnings decreased by $10 million for the three months ended September 30, 2015 and increased $98 million for the nine months ended September 30, 2015 compared to the same periods in 2014 as discussed below in the reconciliation of net income to comparable earnings.

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RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, except per share amounts)	2015	2014	2015	2014

Net income attributable to common shares	402	457	1,218	1,285
Specific items (net of tax):
Alberta corporate income tax rate increase	—	—	34	—
Restructuring costs	6	—	14	—
Cancarb gain on sale	—	—	—	(99)
Niska contract termination	—	1	—	32
Risk management activities[1]	32	(8)	36	(14)
Comparable earnings	440	450	1,302	1,204

Net income per common share	$0.57	$0.64	$1.72	$1.81
Specific items (net of tax):
Alberta corporate income tax rate increase	—	—	0.05	—
Restructuring costs	0.01	—	0.02	—
Cancarb gain on sale	—	—	—	(0.14)
Niska contract termination	—	—	—	0.04
Risk management activities[1]	0.04	(0.01)	0.05	(0.01)
Comparable earnings per share	$0.62	$0.63	$1.84	$1.70

1	Risk management activities	three months ended September 30		nine months ended September 30
	(unaudited - millions of $)	2015	2014	2015	2014

	Canadian Power	(14)	2	(7)	—
	U.S. Power	(5)	41	(22)	30
	Natural Gas Storage	2	7	2	4
	Foreign exchange	(26)	(32)	(25)	(9)
	Income tax attributable to risk management activities	11	(10)	16	(11)
	Total (losses)/gains from risk management activities	(32)	8	(36)	14

Comparable earnings decreased by $10 million for the three months ended September 30, 2015 compared to the same period in 2014. This was primarily the net effect of:

•
lower earnings from Bruce Power due to lower volumes resulting from higher planned outage days and higher operating expenses at Bruce A, as well as losses from contracting activities and higher operating expenses, partially offset by lower lease expense at Bruce B

•	lower earnings from Western Power as a result of lower realized power prices

•	higher interest expense from new debt issuances

•	higher earnings from Liquids Pipelines due to higher uncontracted volumes on the Keystone Pipeline System

•	higher earnings from U.S. Power due to increased margins and sales volumes to wholesale, commercial and industrial customers, partially offset by lower realized capacity prices in New York

•	higher ANR Southeast mainline transportation revenue, partially offset by increased spending on ANR pipeline integrity work

•	higher earnings from Eastern Power due to incremental earnings from Ontario solar facilities acquired in the second half of 2014.

Comparable earnings increased by $98 million for the nine months ended September 30, 2015 compared to the same period in 2014. This was primarily the net effect of:

•	higher earnings from Liquids Pipelines due to higher uncontracted volumes on the Keystone Pipeline System

•
higher earnings from Eastern Power due to incremental earnings from Ontario solar facilities acquired in 2014, higher contractual earnings at Bécancour and the sale of unused natural gas transportation

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•
higher earnings from U.S. Power mainly due to increased margins and higher sales volumes to wholesale, commercial and industrial customers, partially offset by lower realized capacity prices in New York and lower earnings on U.S. generating assets as a result of lower realized power prices and reduced generation

•
higher earnings from U.S. and International Pipelines due to higher ANR Southeast transportation revenue and ANR's first quarter 2015 settlement with an owner of adjacent facilities for commercial interruption of ANR's service, partially offset by increased spending on ANR pipeline integrity work, plus increased earnings from the Tamazunchale Extension which was placed in service in 2014

•	lower earnings from Western Power as a result of lower realized power prices

•	higher interest expense from debt issuances.

The stronger U.S. dollar this quarter compared to the same period in 2014 positively impacted the translated results in our U.S. businesses, however, this impact was partially offset by a corresponding increase in interest expense on U.S. dollar-denominated debt as well as realized losses on foreign exchange hedges used to manage our exposure.

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CAPITAL PROGRAM

We are developing quality projects under our long-term capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties or regulated business models and are expected to generate significant growth in earnings and cash flow.

Our capital program is comprised of $11 billion of small to medium-sized, shorter-term projects, $35 billion of commercially secured large-scale, medium and longer-term projects and $1 billion of acquisitions. Amounts presented exclude the impact of foreign exchange, AFUDC and capitalized interest.

Estimated project costs are generally based on the last announced project estimates and are subject to adjustments due to market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits.

at September 30, 2015	Segment	Expected in-service date	Estimated project cost	Amount spent
(unaudited - billions of $)
Small to medium sized, shorter-term
Houston Lateral and Terminal	Liquids Pipelines	2016	US 0.6	US 0.5
Topolobampo	Natural Gas Pipelines	2016	US 1.0	US 0.8
Mazatlan	Natural Gas Pipelines	2016	US 0.4	US 0.3
Grand Rapids[1]	Liquids Pipelines	2016-2017	1.5	0.4
Northern Courier	Liquids Pipelines	2017	1.0	0.5
Canadian Mainline	Natural Gas Pipelines	2015-2016	0.4	—
NGTL System - North Montney	Natural Gas Pipelines	2017	1.7	0.3
- 2016/17 Facilities	Natural Gas Pipelines	2016-2018	2.7	0.2
- Other	Natural Gas Pipelines	2015-2017	0.5	0.2
Napanee	Energy	2017 or 2018	1.0	0.3
			10.8	3.5
Large-scale, medium and longer-term
Heartland and TC Terminals	Liquids Pipelines	[2]	0.9	0.1
Upland	Liquids Pipelines	2020	US 0.6	—
Keystone projects
Keystone XL3	Liquids Pipelines	[4]	US 8.0	US 2.4
Keystone Hardisty Terminal	Liquids Pipelines	[4]	0.3	0.2
Energy East projects
Energy East[5]	Liquids Pipelines	2020	12.0	0.7
Eastern Mainline	Natural Gas Pipelines	2019	2.0	0.1
BC west coast LNG-related projects
Coastal GasLink	Natural Gas Pipelines	2019+	4.8	0.3
Prince Rupert Gas Transmission	Natural Gas Pipelines	2020	5.0	0.4
NGTL System - Merrick	Natural Gas Pipelines	2020	1.9	—
			35.5	4.2
Acquisition
Ironwood		2016	US 0.7	—
			47.0	7.7

1	Represents our 50 per cent share.

2	In-service date to be aligned with industry requirements.

3	Estimated project cost dependent on the timing of the Presidential permit.

4	Approximately two years from the date the Keystone XL permit is received.

5	Excludes transfer of Canadian Mainline natural gas assets.
Outlook
The earnings outlook for 2015 is expected to be consistent with what was previously included in the 2014 Annual Report. See the MD&A in our 2014 Annual Report for further information about our outlook.
We expect our capital expenditures to be approximately $5 billion for 2015, a decrease of $1 billion from the outlook previously provided in our 2014 Annual Report due to project timing delays.

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Natural Gas Pipelines

The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Comparable EBITDA	812	750	2,493	2,357
Comparable depreciation and amortization[1]	(284)	(266)	(845)	(791)
Comparable EBIT	528	484	1,648	1,566
Specific items[2]	—	—	—	—
Segmented earnings	528	484	1,648	1,566

1	Comparable depreciation and amortization is equivalent to the GAAP measure, depreciation and amortization.

2	There were no specific items in any of these periods.

Natural Gas Pipelines segmented earnings increased by $44 million and $82 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 and are equivalent to comparable EBIT which, along with comparable EBITDA, are discussed below.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Canadian Pipelines
Canadian Mainline	289	311	876	938
NGTL System	226	213	675	637
Foothills	26	26	81	80
Other Canadian pipelines[1]	7	7	21	17
Canadian Pipelines - comparable EBITDA	548	557	1,653	1,672
Comparable depreciation and amortization	(212)	(206)	(632)	(613)
Canadian Pipelines - comparable EBIT	336	351	1,021	1,059

U.S. and International Pipelines (US$)
ANR	54	31	177	142
TC PipeLines, LP1,2	25	18	76	65
Great Lakes[3]	8	8	35	36
Other U.S. pipelines (Bison[4], Iroquois[1], GTN[5], Portland6)	13	26	66	100
Mexico (Guadalajara, Tamazunchale)	44	43	138	117
International and other[1,7]	(2)	(3)	2	(5)
Non-controlling interests[8]	68	49	208	176
U.S. and International Pipelines - comparable EBITDA	210	172	702	631
Comparable depreciation and amortization	(55)	(54)	(169)	(162)
U.S. and International Pipelines - comparable EBIT	155	118	533	469
Foreign exchange impact	49	10	138	44
U.S. and International Pipelines - comparable EBIT (Cdn$)	204	128	671	513
Business Development comparable EBITDA and EBIT	(12)	5	(44)	(6)
Natural Gas Pipelines - comparable EBIT	528	484	1,648	1,566

1
Results from TQM, Northern Border, Iroquois, TransGas and Gas Pacifico/INNERGY reflect our share of equity income from these investments. In November 2014, we sold our interest in Gas Pacifico/INNERGY.

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2
Beginning in August 2014, TC PipeLines, LP began its at-the-market equity issuance program which, when utilized, decreases our ownership interest in TC PipeLines, LP. On October 1, 2014, we sold our remaining 30 per cent direct interest in Bison to TC PipeLines, LP. On April 1, 2015, we sold our remaining 30 per cent direct interest in GTN to TC PipeLines, LP. The following shows our ownership interest in TC PipeLines, LP and our effective ownership interest of GTN, Bison and Great Lakes through our ownership interest in TC PipeLines, LP for the periods presented.

	Ownership percentage as of
	September 30, 2015	April 1, 2015	October 1, 2014	January 1, 2014

TC PipeLines, LP	28.2	28.3	28.3	28.9
Effective ownership through TC PipeLines, LP:
Bison	28.2	28.3	28.3	20.2
GTN	28.2	28.3	19.8	20.2
Great Lakes	13.1	13.1	13.1	13.4

3	Represents our 53.6 per cent direct ownership interest. The remaining 46.4 per cent is held by TC PipeLines, LP.

4	Effective October 1, 2014, we have no direct ownership in Bison. Prior to that our direct ownership interest was 30 per cent effective July 1, 2013.

5	Effective April 1, 2015, we have no direct ownership in GTN. Prior to that our direct ownership interest was 30 per cent effective July 1, 2013.

6	Represents our 61.7 per cent ownership interest.

7
Includes our share of the equity income from Gas Pacifico/INNERGY and TransGas as well as general and administration costs relating to our U.S. and International Pipelines. In November 2014, we sold our interest in Gas Pacifico/INNERGY.

8	Comparable EBITDA for the portions of TC PipeLines, LP and Portland we do not own.

CANADIAN PIPELINES

Net income and comparable EBITDA for our rate-regulated Canadian pipelines are generally affected by the approved ROE, investment base, level of deemed common equity, incentive earnings or losses and certain carrying charges. Changes in depreciation, financial charges and taxes also impact comparable EBITDA and comparable EBIT but do not impact net income as they are recovered in revenue on a flow-through basis.

NET INCOME - WHOLLY OWNED CANADIAN PIPELINES

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Canadian Mainline	47	61	161	185
NGTL System	70	61	200	182
Foothills	3	5	11	13

Net income for the Canadian Mainline decreased by $14 million and $24 million for the three months and nine months ended September 30, 2015 compared to the same periods in 2014. The decrease in net income is primarily due to a lower ROE of 10.10 per cent on deemed equity of 40 per cent in 2015 compared to 11.5 per cent in 2014 and a lower average investment base in 2015, partially offset by higher incentive earnings recorded in 2015 primarily in second quarter.

Net income for the NGTL System increased by $9 million and $18 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 mainly due to a higher average investment base and OM&A incentive losses realized in 2014 under the terms of the 2013-2014 NGTL Settlement.

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U.S. AND INTERNATIONAL PIPELINES

Earnings for our U.S. natural gas pipelines operations are generally affected by contracted volume levels, volumes delivered and the rates charged as well as by the cost of providing services, including OM&A and property taxes. ANR is also affected by the contracting and pricing of its storage capacity and incidental commodity sales.

Comparable EBITDA for U.S. and International Pipelines increased by US$38 million for the three months ended September 30, 2015 compared to the same period in 2014. This increase was the net effect of higher ANR Southeast mainline transportation revenue, partially offset by increased spending on ANR pipeline integrity work.

Comparable EBITDA for U.S. and International Pipelines increased by US$71 million for the nine months ended September 30, 2015 compared to the same period in 2014. This increase was the net effect of:

•
higher ANR Southeast mainline transportation revenue and ANR's first quarter 2015 settlement with an owner of adjacent facilities for commercial interruption of ANR's service, partially offset by increased spending on ANR pipeline integrity work

•	higher earnings from the Tamazunchale Extension which was placed in service in 2014.

A stronger U.S. dollar had a positive impact on the Canadian dollar equivalent comparable earnings from our U.S. and International operations.

COMPARABLE DEPRECIATION AND AMORTIZATION

Comparable depreciation and amortization increased by $18 million and $54 million for three and nine months ended September 30, 2015 compared to the same periods in 2014 mainly because of a higher investment base on the NGTL System, depreciation for the completed Tamazunchale Extension, and the effect of a stronger U.S. dollar.

BUSINESS DEVELOPMENT

Business development expenses were higher by $17 million and $38 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 mainly due to increased business development activity as well as the third quarter 2014 recovery of amounts from partners for 2013 Alaska Gasline Inducement Act costs.

OPERATING STATISTICS - WHOLLY OWNED PIPELINES

nine months ended September 30	Canadian Mainline[1]		NGTL System[2]		ANR[3]
(unaudited)	2015	2014	2015	2014	2015	2014

Average investment base (millions of $)	4,840	5,632	6,599	6,205	n/a	n/a
Delivery volumes (Bcf)
Total	1,204	1,264	2,871	2,857	1,212	1,202
Average per day	4.4	4.6	10.5	10.5	4.4	4.4

1
Canadian Mainline’s throughput volumes represent physical deliveries to domestic and export markets. Physical receipts originating at the Alberta border and in Saskatchewan for the nine months ended September 30, 2015 were 833 Bcf (2014 – 940 Bcf). Average per day was 3.1 Bcf (2014 – 3.5 Bcf).

2	Field receipt volumes for the NGTL System for the nine months ended September 30, 2015 were 2,994 Bcf (2014 – 2,857 Bcf). Average per day was 11.0 Bcf (2014 – 10.5 Bcf).

3	Under its current rates, which are approved by the FERC, changes in average investment base do not affect results.

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Liquids Pipelines

The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Comparable EBITDA	355	281	980	771
Comparable depreciation and amortization[1]	(68)	(55)	(197)	(158)
Comparable EBIT	287	226	783	613
Specific items[2]	—	—	—	—
Segmented earnings	287	226	783	613

1	Comparable depreciation and amortization is equivalent to the GAAP measure, depreciation and amortization.

2	There were no specific items in any of these periods.

Liquids Pipelines segmented earnings increased by $61 million and $170 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 and are equivalent to comparable EBIT which, along with comparable EBITDA, are discussed below.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Keystone Pipeline System	363	275	997	779
Liquids Pipelines Business Development	(8)	6	(17)	(8)
Liquids Pipelines - comparable EBITDA	355	281	980	771
Comparable depreciation and amortization	(68)	(55)	(197)	(158)
Liquids Pipelines - comparable EBIT	287	226	783	613

Comparable EBIT denominated as follows:
Canadian dollars	58	58	175	157
U.S. dollars	173	155	480	417
Foreign exchange impact	56	13	128	39
	287	226	783	613

Comparable EBITDA for the Keystone Pipeline System is generated primarily by providing pipeline capacity to shippers for fixed monthly payments that are not linked to actual throughput volumes. Uncontracted capacity is offered to the market on a spot basis and provides opportunities to generate incremental earnings.

Comparable EBITDA for the Keystone Pipeline System increased by $88 million and $218 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014. These increases were primarily due to:

•	higher uncontracted volumes

•	a stronger U.S. dollar and its positive effect on the foreign exchange impact

•	incremental earnings from the Gulf Coast extension which was placed in service in late January 2014.

BUSINESS DEVELOPMENT

Business development expenses increased by $14 million and $9 million for the three and nine months ended September 30, 2015, as a result of increased business development activities.

COMPARABLE DEPRECIATION AND AMORTIZATION

Comparable depreciation and amortization increased by $13 million and $39 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 due to the Gulf Coast extension being placed in service and the effect of a stronger U.S. dollar.

TRANSCANADA [13
THIRD QUARTER 2015

Energy

The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Comparable EBITDA	345	387	1,005	963
Comparable depreciation and amortization[1]	(79)	(76)	(248)	(230)
Comparable EBIT	266	311	757	733
Specific items (pre-tax):
Cancarb gain on sale	—	—	—	108
Niska contract termination	—	(2)	—	(43)
Risk management activities	(17)	50	(27)	34
Segmented earnings	249	359	730	832

1	Comparable depreciation and amortization is equivalent to the GAAP measure, depreciation and amortization.

Energy segmented earnings decreased by $110 million and $102 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 and included the following unrealized gains and losses from risk management activities:

Risk management activities	three months ended September 30		nine months ended September 30
(unaudited - millions of $, pre-tax)	2015	2014	2015	2014

Canadian Power	(14)	2	(7)	—
U.S. Power	(5)	41	(22)	30
Natural Gas Storage	2	7	2	4
Total (losses)/gains from risk management activities	(17)	50	(27)	34

The period-over-period variances in these unrealized gains and losses reflect the impact of changes in forward natural gas and power prices and the volume of our positions for these derivatives over a certain period of time; however, they do not accurately reflect the gains and losses that will be realized on settlement, or the offsetting impact of other derivative and non-derivative transactions that make up our business as a whole. As a result, we do not consider them reflective of our underlying operations.

TRANSCANADA [14
THIRD QUARTER 2015

The remainder of the Energy segmented earnings are equivalent to comparable EBIT which, along with EBITDA, are discussed below.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Canadian Power
Western Power	24	75	73	193
Eastern Power	87	76	309	239
Bruce Power	57	111	202	199
Canadian Power - comparable EBITDA[1]	168	262	584	631
Comparable depreciation and amortization	(47)	(44)	(141)	(133)
Canadian Power - comparable EBIT[1]	121	218	443	498

U.S. Power (US$)
U.S. Power - comparable EBITDA	141	117	338	291
Comparable depreciation and amortization	(23)	(26)	(78)	(80)
U.S. Power - comparable EBIT	118	91	260	211
Foreign exchange impact	36	8	68	19
U.S. Power - comparable EBIT (Cdn$)	154	99	328	230

Natural Gas Storage and other - comparable EBITDA	(1)	3	8	32
Comparable depreciation and amortization	(3)	(3)	(9)	(9)
Natural Gas Storage and other - comparable EBIT	(4)	—	(1)	23

Business Development comparable EBITDA and EBIT	(5)	(6)	(13)	(18)
Energy - comparable EBIT[1]	266	311	757	733

1	Includes our share of equity income from our investments in ASTC Power Partnership, Portlands Energy and Bruce Power.

Comparable EBITDA for Energy decreased by $42 million for the three months ended September 30, 2015 compared to the same period in 2014 due to the net effect of:

•
lower earnings from Bruce Power due to lower volumes resulting from higher planned outage days and higher operating expenses at Bruce A, as well as losses from contracting activities and higher operating expenses, partially offset by lower lease expense at Bruce B

•	lower earnings from Western Power as a result of lower realized power prices

•	higher earnings from U.S. Power due to increased margins and sales volumes to wholesale, commercial and industrial customers, partially offset by lower realized capacity prices in New York

•	higher earnings from Eastern Power due to incremental earnings from Ontario solar facilities acquired in 2014

•	a stronger U.S. dollar and its positive effect on the foreign exchange impact.

Comparable EBITDA for Energy increased by $42 million for the nine months ended September 30, 2015 compared to the same period in 2014 due to the net effect of:

•
higher earnings from Eastern Power due to incremental earnings from Ontario solar facilities acquired in 2014, higher contractual earnings at Bécancour and the sale of unused natural gas transportation

•
higher earnings from U.S. Power mainly due to increased margins and higher sales volumes to wholesale, commercial and industrial customers, partially offset by lower realized capacity prices in New York and lower earnings on U.S. generating assets as a result of lower realized power prices and generation

•	lower earnings from Western Power as a result of lower realized power prices

•	lower earnings from Natural Gas Storage due to lower realized natural gas price spreads

•	a stronger U.S. dollar and its positive effect on the foreign exchange impact.

TRANSCANADA [15
THIRD QUARTER 2015

CANADIAN POWER

Western and Eastern Power

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Revenue[1]
Western Power	126	206	412	547
Eastern Power	119	92	358	322
Other[2]	1	—	49	57
	246	298	819	926
(Loss)/income from equity investments[3]	(2)	14	13	42
Commodity purchases resold	(83)	(105)	(266)	(296)
Plant operating costs and other	(64)	(54)	(191)	(240)
Exclude risk management activities[1]	14	(2)	7	—
Comparable EBITDA	111	151	382	432
Comparable depreciation and amortization	(47)	(44)	(141)	(133)
Comparable EBIT	64	107	241	299

Breakdown of comparable EBITDA
Western Power	24	75	73	193
Eastern Power	87	76	309	239
Comparable EBITDA	111	151	382	432

1
The realized and unrealized gains and losses from financial derivatives used to manage Canadian Power’s assets are presented on a net basis in Western and Eastern Power revenues. The unrealized gains and losses from financial derivatives included in revenue are excluded to arrive at Comparable EBITDA.

2
Includes revenues from the sale of unused natural gas transportation, sale of excess natural gas purchased for generation and Cancarb sales of thermal carbon black up to April 15, 2014 when it was sold.

3
Includes our share of equity (loss) or income from our investments in ASTC Power Partnership, which holds the Sundance B PPA, and Portlands Energy. Equity (loss)/income does not include any earnings related to our risk management activities.

TRANSCANADA [16
THIRD QUARTER 2015

Sales volumes and plant availability
Includes our share of volumes from our equity investments.

	three months ended September 30		nine months ended September 30
(unaudited)	2015	2014	2015	2014

Sales volumes (GWh)
Supply
Generation
Western Power	589	637	1,876	1,857
Eastern Power	1,083	563	3,145	2,436
Purchased
Sundance A & B and Sheerness PPAs[1]	2,948	2,791	7,808	8,189
Other purchases	67	2	95	9
	4,687	3,993	12,924	12,491
Sales
Contracted
Western Power	2,188	2,585	5,627	7,480
Eastern Power	1,083	563	3,145	2,436
Spot
Western Power	1,416	845	4,152	2,575
	4,687	3,993	12,924	12,491
Plant availability[2]
Western Power[3]	96%	96%	97%	95%
Eastern Power[4,5]	96%	99%	97%	90%

1	Includes our 50 per cent ownership interest of Sundance B volumes through the ASTC Power Partnership.

2	The percentage of time the plant was available to generate power, regardless of whether it was running.

3	Does not include facilities that provide power to us under PPAs.

4	Does not include Bécancour because power generation has been suspended since 2008.

5	Lower plant availability for the nine months ended September 30, 2014 in Eastern Power was due to a maintenance outage in second quarter 2014.

Western Power
Comparable EBITDA for Western Power decreased by $51 million and $120 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014. The decreases were due to lower realized power prices.

Average spot market power prices in Alberta decreased by 59 per cent from $64/MWh to $26/MWh for the three months ended September 30, 2015 and decreased 34 per cent from $56/MWh to $37/MWh for the nine months ended September 30, 2015, compared to the same periods in 2014. The addition of new natural gas-fired and wind plants over the last 12 months have contributed to a well supplied market and very few higher priced hours were observed in spite of seasonally higher summer energy consumption levels. Realized power prices on power sales can be higher or lower than spot market power prices in any given period as a result of contracting activities.

The decrease in equity earnings for the three and nine months ended September 30, 2015 of $16 million and $29 million compared to the same periods in 2014 is primarily due to the impact of lower Alberta spot market prices on earnings from the ASTC Power Partnership which holds our 50 per cent ownership interest in the Sundance B PPA. Equity earnings does not include the impact of related contracting activities.

Lower Alberta spot power prices are expected to continue in the near term and 2015 Western Power earnings are anticipated to be significantly lower compared to 2014 and lower than our original Outlook in the MD&A in our 2014 Annual Report due to a longer than expected period of over-supply in the Alberta power market.

Sixty-one per cent of Western Power sales volumes were sold under contract in third quarter 2015 compared to 75 per cent in third quarter 2014.

TRANSCANADA [17
THIRD QUARTER 2015

Eastern Power
Comparable EBITDA for Eastern Power increased by $11 million for the three months ended September 30, 2015 compared to the same period in 2014 mainly due to incremental earnings from solar facilities acquired in 2014.

Comparable EBITDA for Eastern Power increased by $70 million for the nine months ended September 30, 2015 compared to the same period in 2014 mainly due to incremental earnings from solar facilities acquired in 2014, higher contractual earnings at Bécancour, the sale of unused natural gas transportation and higher earnings at Halton Hills.

BRUCE POWER

Our proportionate share

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, unless noted otherwise)	2015	2014	2015	2014

Income from equity investments[1]
Bruce A	16	62	163	109
Bruce B	41	49	39	90
	57	111	202	199
Comprised of:
Revenues	298	330	945	895
Operating expenses	(159)	(140)	(498)	(461)
Depreciation and other	(82)	(79)	(245)	(235)
	57	111	202	199
Bruce Power - Other information
Plant availability[2]
Bruce A	73%	83%	87%	76%
Bruce B	98%	99%	83%	92%
Combined Bruce Power	86%	91%	85%	84%
Planned outage days
Bruce A	87	34	126	118
Bruce B	1	—	161	74
Unplanned outage days
Bruce A	8	25	19	130
Bruce B	—	—	11	—
Sales volumes (GWh)[1]
Bruce A	2,374	2,653	8,339	7,227
Bruce B	2,247	2,262	5,631	6,282
	4,621	4,915	13,970	13,509
Realized sales price per MWh[3]
Bruce A	$73	$72	$73	$72
Bruce B	$54	$55	$54	$55
Combined Bruce Power	$62	$62	$63	$62

1	Represents our 48.9 per cent ownership interest in Bruce A and 31.6 per cent ownership interest in Bruce B. Sales volumes include deemed generation.

2	The percentage of time the plant was available to generate power, regardless of whether it was running.

3	Calculation based on actual and deemed generation. Bruce B realized sales prices per MWh includes revenues under the floor price mechanism and revenues from contract settlements.

TRANSCANADA [18
THIRD QUARTER 2015

Equity income from Bruce A decreased by $46 million for the three months ended September 30, 2015 compared to the same period in 2014, mainly due to lower volumes resulting from higher planned outage days and higher operating expenses.

Equity income from Bruce A increased by $54 million for the nine months ended September 30, 2015 compared to the same period in 2014, mainly due to higher volumes resulting from fewer unplanned outage days partially offset by higher operating expenses.

Equity income from Bruce B decreased by $8 million for the three months ended September 30, 2015 compared to the same period in 2014, mainly due to losses from contracting activities and higher operating expenses partially offset by lower lease expense based on the terms of the lease agreement with Ontario Power Generation (OPG).

Equity income from Bruce B decreased by $51 million for the nine months ended September 30, 2015 compared to the same period in 2014, mainly due to lower volumes resulting from higher planned outage days, losses from contracting activities and higher operating expenses, partially offset by lower lease expense based on the terms of the lease agreement with OPG. All Bruce B units were removed from service in April 2015 to allow for inspection of the Bruce B vacuum building as mandated by the Canadian Nuclear Safety Commission to occur approximately once every decade. The outage, along with additional planned maintenance on Unit 6, was completed successfully during second quarter 2015.

Under a contract with the IESO, all of the output from Bruce A is sold at a fixed price per MWh which is adjusted annually on April 1 for inflation.

Bruce A fixed price	per MWh

April 1, 2015 - March 31, 2016	$73.42
April 1, 2014 - March 31, 2015	$71.70
April 1, 2013 - March 31, 2014	$70.99

Under the same contract, all output from Bruce B is subject to a floor price adjusted annually for inflation on April 1.

Bruce B floor price	per MWh

April 1, 2015 - March 31, 2016	$54.13
April 1, 2014 - March 31, 2015	$52.86
April 1, 2013 - March 31, 2014	$52.34

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the average spot price in a month exceeds the floor price. We expect 2015 spot power prices to be less than the floor price throughout 2015 and therefore no amounts received under the floor price mechanism in 2015 are expected to be repaid. Amounts received above the floor price in first quarter 2014 were repaid to the IESO in January 2015.

The contract with the IESO also provides for payment if the IESO reduces Bruce Power's generation to balance the supply of and demand for electricity and/or manage other operating conditions of the Ontario power grid. The amount of the reduction is considered "deemed generation" for which Bruce Power is paid the fixed price, floor price or spot price as applicable under the contract.

Bruce B also enters into fixed-price contracting activities under which it receives or pays the difference between the contract price and the spot price.

Overall plant availability percentages in 2015 are expected to be in the mid 80s for Bruce A and Bruce B. In July 2015, planned outage work commenced on Bruce A Unit 4 and is expected to be completed in early November 2015.

TRANSCANADA [19
THIRD QUARTER 2015

U.S. POWER

	three months ended September 30		nine months ended September 30
(unaudited - millions of US$)	2015	2014	2015	2014

Revenue
Power[1]	568	439	1,552	1,493
Capacity	99	112	254	278
	667	551	1,806	1,771
Commodity purchases resold	(412)	(260)	(1,159)	(1,027)
Plant operating costs and other[2]	(118)	(137)	(326)	(426)
Exclude risk management activities[1]	4	(37)	17	(27)
Comparable EBITDA	141	117	338	291
Comparable depreciation and amortization	(23)	(26)	(78)	(80)
Comparable EBIT	118	91	260	211

1
The realized and unrealized gains and losses from financial derivatives used to manage U.S. Power’s assets are presented on a net basis in Power revenues. The unrealized gains and losses from financial derivatives included in revenue are excluded to arrive at Comparable EBITDA.

2	Includes the cost of fuel consumed in generation.

Sales volumes and plant availability

	three months ended September 30		nine months ended September 30
(unaudited)	2015	2014	2015	2014

Physical sales volumes (GWh)
Supply
Generation	2,707	2,918	5,756	6,162
Purchased	6,919	3,970	15,800	9,931
	9,626	6,888	21,556	16,093

Plant availability[1,2]	93%	94%	77%	89%

1	The percentage of time the plant was available to generate power, regardless of whether it was running.

2
Plant availability for the nine months ended September 30 was lower in 2015 than the same period in 2014 due to an unplanned outage at the Ravenswood facility. The unit returned to service in May 2015.

U.S. Power - other information

	three months ended September 30		nine months ended September 30
(unaudited)	2015	2014	2015	2014

Average Spot Power Prices (US$ per MWh)
New England¹	29	34	47	73
New York²	31	35	44	70
Average New York² Spot Capacity Prices (US$ per KW-M)	15.27	18.47	12.18	14.64

1	New England ISO all hours Mass Hub price.

2	Zone J market in New York City where the Ravenswood plant operates.

Comparable EBITDA for U.S. Power increased US$24 million for the three months ended September 30, 2015 compared to the same period in 2014 primarily due to the net effect of:

•	higher margins and higher sales to wholesale, commercial and industrial customers in both the PJM and New England markets

•	lower realized capacity prices in New York.

TRANSCANADA [20
THIRD QUARTER 2015

Comparable EBITDA for U.S. Power increased US$47 million for the nine months ended September 30, 2015 compared to the same period in 2014 primarily due to the net effect of:

•	higher margins and higher sales volumes to wholesale, commercial and industrial customers in both the New England and PJM markets

•	lower realized capacity prices in New York

•	lower realized power prices and generation at our facilities in New York and New England, partially offset by lower fuel costs.

Wholesale electricity prices in New York and New England were lower for the three and nine months ended September 30, 2015 compared to the same periods in 2014. In New England, spot power prices for the three and nine months ended September 30, 2015 were 15 per cent and 36 per cent lower compared to the same periods in 2014. In New York City, spot power prices were 11 per cent and 37 per cent lower for the three and nine months ended September 30, 2015 compared to the same periods in 2014. Both markets have experienced lower natural gas commodity prices throughout 2015 compared to 2014. Reductions in fuel oil prices and increased availability of liquefied natural gas in winter 2015 helped to mitigate the impact of pipeline constraints and keep peak price excursions limited compared to winter 2014.
Spot capacity prices in New York City were, on average, 17 per cent lower for both the three and nine months ended September 30, 2015 compared to the same periods in 2014, primarily due to increased available operational supply in New York City’s Zone J market.

Physical sales volumes and purchased volumes sold to wholesale, commercial and industrial customers were higher than the same periods in 2014 as we have expanded our customer base in both the PJM and New England markets. Lower commodity prices and reduced price volatility contributed to higher margins on sales to wholesale, commercial and industrial customers by reducing the costs on volumes purchased to fulfill power sales commitments to these customers.
As at September 30, 2015, approximately 1,500 GWh or 72 per cent of U.S. Power’s planned generation was contracted for the remainder of 2015 and 4,800 GWh or 52 per cent for 2016. Planned generation fluctuates depending on hydrology, wind conditions, commodity prices and the resulting dispatch of the assets. Power sales fluctuate based on customer usage.

NATURAL GAS STORAGE AND OTHER

Comparable EBITDA decreased by $4 million and $24 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 and were primarily due to decreased proprietary and third party storage revenues as a result of lower realized natural gas price spreads as well as extreme natural gas price volatility experienced in first quarter 2014.

TRANSCANADA [21
THIRD QUARTER 2015

Recent developments

NATURAL GAS PIPELINES

Canadian Regulated Pipelines

NGTL System
The NGTL System has approximately $6.8 billion of new supply and demand facilities under development. Approximately $2.8 billion of these facilities have received regulatory approval with $800 million currently under construction. In third quarter 2015, we continued to advance several of these capital expansion projects with an additional approximately $500 million of applied for facilities that now await regulatory review for approval. We have also received additional requests for firm receipt service that we anticipate will increase the overall capital spend on the NGTL System beyond the previously announced program and continue to work with our customers to best match their requirements for 2016, 2017 and 2018 in-service dates.

North Montney Mainline
In April 2015, the NEB issued its report recommending the federal government approve the $1.7 billion North Montney Mainline project which will provide substantial new capacity on the NGTL System to meet the transportation requirements associated with rapidly increasing development of natural gas resources in the Montney supply basin in northeastern B.C. The project will connect Montney and other Western Canada Sedimentary Basin supply to both existing and new natural gas markets, including LNG markets.

The North Montney Mainline project will consist of two large diameter 42-inch pipeline sections, Aitken Creek and Kahta, totaling approximately 301 km (187 miles) in length, and associated metering facilities, valve sites and compression facilities. The project will also include an interconnection with our proposed Prince Rupert Gas Transmission Project (PRGT) to provide natural gas supply to the proposed Pacific NorthWest (PNW) LNG liquefaction and export facility near Prince Rupert, B.C. We expect to have the Aitken Creek section and the Kahta section in service in 2017.

The NEB also approved the applied-for rolled-in tolling design for the North Montney Mainline project costs during a transition period, subject to certain conditions which we are reviewing. Following the transition period, we will have the option of applying to the NEB for a revised tolling methodology or the ability to implement stand-alone tolling on the project. We are engaging with shippers to determine an appropriate approach that best meets market requirements.

The Federal Government approved the recommendations of the report from the NEB and, in June 2015, the NEB issued a Certificate of Public Convenience and Necessity to proceed with the project, subject to certain terms and conditions. Under one of these conditions, construction on the North Montney Mainline project can only begin after a confirmation of a Final Investment Decision (FID) has been made on the proposed PNW LNG project and we are proceeding with construction on PRGT.

Canadian Mainline

Agreement Reached with Eastern LDCs on Energy East and Eastern Mainline Project
On August 24, 2015, we announced an agreement with eastern local distribution companies (LDCs) that resolves the LDCs' issues with Energy East and the Eastern Mainline Project. The agreement honours our previously stated commitment to ensure that Energy East and the Eastern Mainline Project will provide gas consumers in eastern Canada with sufficient natural gas transmission capacity and reduced natural gas transmission costs. As part of the agreement, we will size the Eastern Mainline Project to meet all firm requirements including gas transmission contracts resulting from both 2016 and 2017 new capacity open seasons plus approximately 50 million cubic feet per day additional capacity.

TRANSCANADA [22
THIRD QUARTER 2015

Eastern Mainline Project
The Eastern Mainline Project capital cost is now estimated to be $2.0 billion with an expected in-service date of 2019. This increase is due to the revised project scope resulting from the LDC agreement and updated cost estimates.

Canadian Mainline 2015-2020 Mainline Transportation Tolls Compliance Filing
In March 2015, we submitted a compliance toll filing in response to direction from the NEB’s RH-001-2014 Decision issued in November 2014. In June 2015, the NEB approved the applied-for compliance tolls, as filed, which allowed, among other things, the recording of incentive earnings as approved by the NEB. These final tolls became effective on July 1, 2015.

Kings North Connection Project
In June 2015, the NEB approved construction of the King’s North Connection project to expand gas transmission capacity in the greater Toronto area and provide shippers with the flexibility to source growing supplies of Marcellus gas from the U.S. Northeast. The project is expected to cost approximately $220 million and is anticipated to be in service by fourth quarter 2016.

U.S. Pipelines

Sale of GTN Pipeline to TC PipeLines, LP
In April 2015, we closed the sale of our remaining 30 per cent interest in GTN to our master limited partnership, TC PipeLines, LP, for an aggregate purchase price of US$446 million plus a purchase price adjustment of US$11 million. Proceeds for the US$457 million sale were comprised of US$264 million in cash, the assumption of US$98 million in proportional GTN debt and US$95 million of new Class B units of TC PipeLines, LP. The Class B units entitle us to a cash distribution based on 30 per cent of GTN's annual cash distribution after certain thresholds are achieved, namely 100 per cent of distributions above US$20 million in the first five years and 25 per cent of distributions above US$20 million in subsequent years.

LNG Pipeline Projects
Prince Rupert Gas Transmission
In June 2015, PNW LNG announced a positive FID for its proposed liquefaction and export facility, subject to two conditions. The first condition, approval by the Legislative Assembly of B.C. of a Project Development Agreement between PNW LNG and the Province of B.C., was satisfied in July 2015. The second condition is a positive regulatory decision on PNW LNG’s environmental assessment by the Government of Canada.

In third quarter 2015, we received the remaining permits from the B.C. Oil and Gas Commission (BC OGC) which completes the 11 permits required to build and operate PRGT. Environmental permits for the project were received in November 2014 from the B.C. Environmental Assessment Office.

We also announced in third quarter 2015, the signing of project agreements with Metlakatla First Nation and Blueberry River First Nations. We are continuing our engagement with Aboriginal groups and have now signed project agreements with nine First Nation groups along the pipeline route.

We remain on target to begin construction following confirmation of a FID by PNW LNG. The in-service date for PRGT is estimated to be 2020 but will be aligned with PNW LNG’s liquefaction facility timeline.

Coastal GasLink
We have received eight of ten pipeline and facilities permits from the BC OGC and anticipate receiving the remaining two permits in fourth quarter 2015. We are continuing our engagement with Aboriginal groups and have signed project agreements with eight First Nation groups along the pipeline route.

TRANSCANADA [23
THIRD QUARTER 2015

LIQUIDS PIPELINES

Houston Lateral and Terminal
Construction continues on the 77 km (48 mile) Houston Lateral pipeline and tank terminal which will extend the Keystone Pipeline System to Houston, Texas refineries. The terminal is expected to have initial storage capacity for 700,000 barrels of crude oil. The pipeline and terminal are now expected to be completed in second quarter 2016.
On April 14, 2015, we, along with Magellan Midstream Partners L.P. (Magellan), announced a joint development agreement to connect our Houston Terminal to Magellan's East Houston Terminal. We will own 50 per cent of this US$50 million pipeline project which will enhance connections to the Houston market for our Keystone Pipeline System. Subject to definitive agreements and receipt of necessary permits and approvals, the pipeline is expected to be operational in early 2017.
Keystone XL
In January 2015, the DOS re-initiated the national interest review and requested the eight federal agencies with a role in the review to complete their consideration of whether Keystone XL serves the national interest. All of the agency comments were submitted.
On February 2, 2015, the U.S. Environmental Protection Agency (EPA) posted a comment letter to its website suggesting that, among other things, the FSEIS issued by the DOS had not fully and completely assessed the environmental impacts of Keystone XL and that, at lower crude oil prices, Keystone XL may increase the rates of oil sands production and greenhouse gas emissions. On February 10, 2015, we sent a letter to the DOS refuting these and other comments in the EPA letter and offered to work with the DOS to ensure it has all the relevant information to allow it to reach a decision to approve Keystone XL.

On February 24, 2015, U.S. President Obama vetoed Congressional legislation that would have granted us authority to construct Keystone XL across the international border. The U.S. President stated that the legislation circumvented the process established for making a final decision on the permit application. The timing and ultimate resolution of Keystone XL’s pending application for a Presidential Permit remains uncertain.
On June 29, 2015, we sent a letter to the DOS updating relevant developments since the 2014 FSEIS, including additional evidence demonstrating that Canada is taking strong steps toward managing carbon emissions.
On August 5, 2015, the South Dakota Public Utility Commission (PUC) concluded its hearing on Keystone XL's request to re-certify its existing permit authority in that state. The PUC is expected to make a decision by first quarter 2016.

In January 2015, Keystone XL initiated eminent domain actions against landowners in Nebraska who had not agreed to grant voluntary easements. These actions were taken under the eminent domain authority provided by the Governor’s 2013 approval of the reroute in Nebraska. Several landowners then challenged those actions in Nebraska district court on the grounds that the law authorizing the Governor’s approval violated the Nebraska constitution. In October 2015, we withdrew the eminent domain actions and moved to dismiss the constitutional court proceedings. The plaintiffs are resisting dismissal of this case. A hearing on that issue was held on October 19, 2015 and a decision is expected in fourth quarter 2015.
On October 5, 2015, we filed an application with the Nebraska Public Service Commission (PSC) for route approval through the state of Nebraska. The route we are seeking approval for is the same route previously approved by the Nebraska Department of Environmental Quality in January 2013. After careful review, we believe this would be the most expedient path to approval and expect the PSC to make a decision by third quarter 2016. On November 2, 2015, we sent a letter to U.S. Secretary of State John Kerry asking the DOS to pause its review of the Presidential Permit application for Keystone XL while we seek Nebraska PSC approval of the route.

As of September 30, 2015, we have invested US$2.4 billion in the project and have also capitalized interest in the amount of US$0.4 billion.

TRANSCANADA [24
THIRD QUARTER 2015

Energy East Pipeline
In April 2015, we announced that the marine and associated tank terminal in Cacouna, Québec will not be built as a result of the recommended reclassification of beluga whales as an endangered species. Amendments to the project are expected to be submitted to the NEB in fourth quarter 2015. The NEB has continued to process the application in the interim.
The alteration to the project scope and further refinement of the project schedule is expected to result in an in-service date of 2020. The original $12 billion cost estimate is expected to increase due to further scope refinement as we consult with stakeholders and escalation of construction costs as the project schedule is refined.
Heartland Pipeline and TC Terminals
In May 2015, the Alberta Energy Regulator issued a permit for construction of the Heartland Pipeline. The in-service date of the project will be aligned to meet market requirements for incremental capacity between the Heartland region near Edmonton, Alberta and Hardisty, Alberta.

Crude oil prices continue to remain low, prompting many producers to cut capital spending and delay oil sands projects in western Canada. In its 2015 Crude Oil Forecast, Markets and Transportation report, the Canadian Association of Petroleum Producers estimated WCSB crude oil production will continue to grow but at a slower pace than previously anticipated. Our liquids pipelines projects are supported by long-term contracts. However, with the slowing in growth of crude oil production, our intra-Alberta projects may experience a similar slowing pace of growth to align with the market.
Grand Rapids Pipeline
On August 6, 2015, Grand Rapids Pipeline Limited Partnership (Grand Rapids) entered into an agreement to contribute the southernmost portion of the 20-inch diluent Grand Rapids Pipeline into a 50/50 joint venture with Keyera Corp. (Keyera). The 45-kilometre (28-mile) pipeline will be constructed by us and will extend from Keyera's Edmonton Terminal to our Heartland Terminal near Fort Saskatchewan. Keyera will also contribute a new pump station at its Edmonton terminal. We expect Grand Rapid's total contribution to the joint venture will be approximately $140 million. Keyera will operate the pipeline once construction is complete and the facilities are in service. The expected in-service date is the second half of 2017 subject to regulatory approvals.

Upland Pipeline
In April 2015, we filed an application to obtain a U.S. Presidential Permit for the Upland Pipeline. The US$600 million Upland Pipeline is a 400 km (240 mile) crude oil pipeline which will provide transportation from, and between, multiple points in North Dakota and interconnect with the Energy East Pipeline at Moosomin, Saskatchewan. Subject to regulatory approvals, we anticipate the Upland Pipeline to be in service in 2020. The commercial contracts we have executed for Upland Pipeline are conditioned on the Energy East pipeline project proceeding.

TRANSCANADA [25
THIRD QUARTER 2015

ENERGY

Ironwood Power Plant
On October 8, 2015, we reached an agreement to acquire the 778 MW Ironwood natural gas fired, combined cycle power plant located in Lebanon, Pennsylvania from Talen Energy Corporation for US$654 million. At closing, US$42 million in debt will be assumed and repaid within 45 days of closing using funds placed into escrow by the seller.

The Ironwood power plant delivers energy into the PJM power market and will provide us with a solid platform from which to continue to grow our wholesale, commercial and industrial customer base in this market area. The acquisition will be financed with a combination of cash on hand and available debt capacity. The transaction is expected to close early in first quarter 2016, subject to certain conditions being satisfied.

Bécancour Power Plant
In August 2015, we executed an agreement with Hydro Québec (HQ) to amend Bécancour's electricity supply contract. The amendment allows HQ to dispatch up to 570 MW of firm peak winter capacity from the Bécancour facility for a term of 20 years commencing in December 2016. Annual payments received for this new service will be incremental to existing capacity payments earned under the agreement. In October 2015, the Régie de l’énergie approved the amended contract.

Ravenswood
In late May 2015, the 972 MW Unit 30 at the Ravenswood Generating Station returned to service after a September 2014 unplanned outage which resulted from a problem with the generator associated with the high pressure turbine.

Alberta Greenhouse Gas Emissions
In June 2015, the Alberta government announced a renewal and change to the Specified Gas Emitters Regulations (SGER) in Alberta. Since 2007, under the SGER, established industrial facilities with GHG emissions above a certain threshold are required to reduce their emissions by 12 per cent below an average intensity baseline and a carbon levy of $15 per tonne is placed on emissions above this target. The changed regulations include an increase in the emissions reductions target to 15 per cent in 2016 and 20 per cent in 2017, along with an increase in the carbon levy to $20 per tonne in 2016 and $30 per tonne in 2017. While our Sundance and Sheerness PPAs are subject to this regulation, our significant inventory of carbon offset credits is expected to mitigate the majority of these increased costs. The remaining compliance costs are expected to be recovered through increased market pricing and contract flow through provisions.

CORPORATE

Restructuring
In mid-2015, we commenced a business restructuring and transformation initiative. While there is no change to our corporate strategy, we have undertaken this initiative to reduce overall costs and maximize the effectiveness and efficiency of our existing operations. At September 30, 2015, we had incurred $36 million before tax, mainly related to severance costs, of which $20 million before tax was included in plant operating costs and other on the income statement, $8 million was capitalized to projects impacted by the restructuring and $8 million is recoverable through regulatory and tolling structures. The total restructuring charges will be determined once the scope of the expected changes is known, which is anticipated to occur in fourth quarter 2015. We expect further restructuring initiatives to be undertaken in fourth quarter 2015 and to continue into 2016.

TRANSCANADA [26
THIRD QUARTER 2015

Other income statement items

The following are reconciliations and related analyses of our non-GAAP measures to the equivalent GAAP measures for other income statement items.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Comparable interest on long-term debt (including interest on junior subordinated notes)
Canadian-dollar denominated	(109)	(108)	(324)	(335)
U.S. dollar-denominated (US$)	(231)	(215)	(677)	(638)
Foreign exchange impact	(72)	(19)	(177)	(60)
	(412)	(342)	(1,178)	(1,033)
Other interest and amortization expense	(11)	(19)	(35)	(41)
Capitalized interest	82	57	223	199
Comparable interest expense	(341)	(304)	(990)	(875)
Specific items[1]	—	—	—	—
Interest expense	(341)	(304)	(990)	(875)

1	There were no specific items in any of these periods.

Comparable interest expense increased by $37 million and $115 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 due to the net effect of:

•	higher interest expense reflecting debt issues of:

◦	$750 million in July 2015

◦	US$750 million in May 2015

◦	US$750 million in March 2015

◦	US$350 million in March 2015 by TC PipeLines, LP

◦	US$750 million in January 2015

◦	US$1.25 billion in February 2014

◦	partially offset by Canadian and U.S. dollar-denominated debt maturities

•	a stronger U.S. dollar and its effect on the foreign exchange impact on interest expense related to U.S. dollar-denominated debt

•	higher capitalized interest primarily due to Liquids Pipeline and LNG projects and the Napanee power generating facility.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Comparable interest income and other expense	42	49	108	72
Specific items (pre-tax):
Risk management activities	(26)	(32)	(25)	(9)
Interest income and other expense	16	17	83	63

Comparable interest income and other expense decreased by $7 million for the three months ended September 30, 2015 and increased by $36 million for the nine months ended September 30, 2015 compared to the same periods in 2014. The increase for the nine months ended is the net result of:

•	increased AFUDC related to our rate-regulated projects, primarily Energy East Pipeline and our Mexico pipelines

•	higher realized losses in 2015 compared to 2014 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar denominated income

•	the impact of a strengthening U.S. dollar on the translation of foreign currency denominated working capital.

TRANSCANADA [27
THIRD QUARTER 2015

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Comparable income tax expense	(236)	(230)	(668)	(616)
Specific items:
Alberta corporate income tax rate increase	—	—	(34)	—
Restructuring costs	2	—	6	—
Cancarb gain on sale	—	—	—	(9)
Niska contract termination	—	1	—	11
Risk management activities	11	(10)	16	(11)
Income tax expense	(223)	(239)	(680)	(625)

Comparable income tax expense increased by $6 million and $52 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014. The increases were mainly the result of higher pre-tax earnings in 2015 compared to 2014 and changes in the proportion of income earned between Canadian and foreign jurisdictions, partially offset by lower flow-through taxes in 2015 on Canadian regulated pipelines.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Net income attributable to non-controlling interests	(46)	(25)	(145)	(110)
Preferred share dividends	(23)	(24)	(71)	(72)

Net income attributable to non-controlling interests increased by $21 million and $35 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014 primarily due to the sale of our remaining 30 per cent direct interests in GTN in April 2015 and Bison in October 2014 to TC PipeLines, LP and the impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings from TC PipeLines, LP.

Financial condition

We strive to maintain strong financial capacity and flexibility in all parts of the economic cycle. We rely on our operating cash flow to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets to meet our financing needs, manage our capital structure and to preserve our credit ratings.
We believe we have the financial capacity to fund our existing capital program through our predictable cash flow from our operations, access to capital markets, proceeds from the sale of U.S. natural gas pipeline assets to TC PipeLines, LP, cash on hand and substantial committed credit facilities.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Funds generated from operations[1]	1,140	1,071	3,354	3,090
Decrease/(increase) in operating working capital	107	171	(378)	250
Net cash provided by operations	1,247	1,242	2,976	3,340

1	See the non-GAAP measures section in this MD&A for further discussion of funds generated from operations.

At September 30, 2015, our current assets were $3.8 billion and current liabilities were $6.9 billion, leaving us with a working capital deficit of $3.1 billion compared to $4.0 billion at December 31, 2014. This working capital deficiency is considered to be in the normal course of business and is managed through:

•	our ability to generate cash flow from operations

•	our access to capital markets

•	approximately $6.0 billion of unutilized, unsecured credit facilities.

TRANSCANADA [28
THIRD QUARTER 2015

CASH USED IN INVESTING ACTIVITIES

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Capital expenditures	(976)	(744)	(2,748)	(2,381)
Capital projects under development	(130)	(207)	(465)	(504)
Equity investments	(105)	(66)	(303)	(195)
Acquisitions	—	(181)	—	(181)
Proceeds from sale of assets, net of transaction costs	—	—	—	187
Deferred amounts and other	147	67	461	139
Net cash used in investing activities	(1,064)	(1,131)	(3,055)	(2,935)

Capital expenditures in 2015 were primarily related to:

•	the expansion of the NGTL System

•	construction of Mexico pipelines

•	expansion of the ANR pipeline

•	construction of the Northern Courier pipeline

•	construction of the Napanee power generating facility

•	expansion of the Canadian Mainline.

Costs incurred on capital projects under development primarily relate to the Energy East Pipeline and LNG pipeline projects.

Equity investments have increased in 2015 compared to 2014 primarily due to our investment in Grand Rapids.

Deferred amounts and other has increased in 2015 compared to 2014 primarily due to the change in our long-term regulatory assets and liabilities.

CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES

	three months ended September 30		nine months ended September 30
(unaudited - millions of $)	2015	2014	2015	2014

Junior subordinated debt issued, net of issue costs	—	—	917	—
Long-term debt issued, net of issue costs	962	—	3,323	1,380
Repayment of long-term debt	(183)	(38)	(2,066)	(1,020)
Notes payable (repaid)/issued, net	(358)	377	(828)	(145)
Dividends and distributions paid	(452)	(406)	(1,315)	(1,208)
Common shares issued, net of issue costs	1	27	12	43
Partnership units of subsidiary issued, net of issue costs	—	79	31	79
Preferred shares issued, net of issue costs	—	—	243	440
Preferred shares of subsidiary redeemed	—	—	—	(200)
Net cash (used in)/provided by financing activities	(30)	39	317	(631)

TRANSCANADA [29
THIRD QUARTER 2015

LONG-TERM DEBT ISSUED

(unaudited - millions of $) Company	Issue date	Type	Maturity date	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED
	October 2015	Medium-Term Notes	November 2041	400	4.55%
	July 2015	Medium-Term Notes	July 2025	750	3.30%
	March 2015	Senior Unsecured Notes	March 2045	US 750	4.60%
	January 2015	Senior Unsecured Notes	January 2018	US 500	1.875%
	January 2015	Senior Unsecured Notes	January 2018	US 250	Floating
TC PIPELINES, LP
	September 2015	Unsecured Term Loan	October 2018	US 170	Floating
	March 2015	Senior Unsecured Notes	March 2025	US 350	4.375%
GAS TRANSMISSION NORTHWEST LLC
	June 2015	Unsecured Term Loan	June 2019	US 75	Floating

JUNIOR SUBORDINATED DEBT ISSUED

(unaudited - millions of $) Company	Issue date	Type	Maturity date	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED
	May 2015	Junior subordinated unsecured notes[1]	May 2075	US 750	5.875%[2]

1
The Junior subordinated unsecured notes are subordinated in right of payment to existing and future senior indebtedness or other obligations of TCPL and are callable at TCPL's option at any time on or after May 20, 2025 at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.

2
The Junior subordinated unsecured notes were issued to TransCanada Trust. The interest rate is fixed at 5.875 per cent per annum and will reset starting May 2025 until May 2045 to the three month LIBOR plus 3.778 per cent per annum; from May 2045 to May 2075 the interest rate will reset to the three month LIBOR plus 4.528 per cent per annum.

TransCanada Trust (the Trust), our 100 per cent owned financing trust subsidiary of TCPL, issued US$750 million Trust Notes - Series 2015-A (Trust Notes) to third party investors with a fixed interest rate of 5.625 per cent for the first ten years converting to a floating rate thereafter. All of the proceeds of the issuance by the Trust were loaned to us in US$750 million junior subordinated notes of TCPL at a rate of 5.875 per cent which includes a 0.25 per cent administration charge. While the obligations of the Trust are fully and unconditionally guaranteed by TCPL on a subordinated basis, the Trust is not consolidated in our financial statements as TCPL does not have a variable interest in the Trust and the only substantive assets of the Trust are receivables from TCPL.

Pursuant to the terms of the Trust Notes and related agreements, in certain circumstances, (1) TCPL may issue deferral preferred shares to holders of the Trust Notes in lieu of interest; and (2) TransCanada and TCPL would be prohibited from declaring or paying dividends on or redeeming their outstanding preferred shares (or, if none are outstanding, their respective common shares) until all deferral preferred shares are redeemed by TCPL. The Trust Notes may also be automatically exchanged for preferred shares of TCPL upon certain kinds of bankruptcy and insolvency events. All of these preferred shares would rank equally with other outstanding first preferred shares of TCPL. Further details regarding the terms of the Trust Notes and the related agreements entered into by TransCanada and TCPL can be found in the prospectus in respect of the Trust Notes and other documents filed under the Trust's profile on SEDAR at www.sedar.com.

TRANSCANADA [30
THIRD QUARTER 2015

LONG-TERM DEBT RETIRED

(unaudited - millions of $) Company	Retirement date	Type	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED
	August 2015	Debentures	150	11.90%
	June 2015	Senior Unsecured Notes	US 500	3.40%
	March 2015	Senior Unsecured Notes	US 500	0.875%
	January 2015	Senior Unsecured Notes	US 300	4.875%
GAS TRANSMISSION NORTHWEST LLC
	June 2015	Senior Unsecured Notes	US 75	5.09%

PREFERRED SHARE ISSUANCE AND CONVERSION

In June 2015, holders of 5.5 million Series 3 cumulative redeemable first preferred shares exercised their option to convert to Series 4 cumulative redeemable first preferred shares and receive quarterly floating rate cumulative, dividends at an annual rate equal to the applicable 90-day Government of Canada treasury bill rate plus 1.28 per cent which will reset every quarter going forward. The fixed dividend rate on the remaining Series 3 preferred shares was reset for five years at 2.152 per cent per annum.

In March 2015, we completed a public offering of 10 million Series 11 cumulative redeemable first preferred shares at $25 per share resulting in gross proceeds of $250 million. The Series 11 preferred shareholders will have the right to convert their Series 11 preferred shares into Series 12 cumulative redeemable first preferred shares on November 30, 2020 and on November 30 of every fifth year thereafter. The holders of Series 12 preferred shares will be entitled to receive quarterly floating rate cumulative dividends at an annual rate equal to the applicable 90-day Government of Canada treasury bill rate plus 2.96 per cent.

The following table summarizes the impact of the 2015 issuance and conversion of preferred shares discussed above:

(unaudited - millions of Canadian $, unless noted otherwise)	Number of shares issued and outstanding (thousands)	Current yield[1]	Annual dividend per share[1]	Redemption price per share[2]	Redemption and conversion option date	Right to convert into

Cumulative first preferred shares
Series 3	8,533	2.152%	0.5375	$25.00	June 30, 2020	Series 4
Series 4	5,467	Floating[3]	Floating	$25.50	June 30, 2020	Series 3
Series 11	10,000	3.80%	0.95	$25.00	November 30, 2020	Series 12

1
Holders of the cumulative redeemable first preferred shares set out in this table are entitled to receive a fixed, cumulative, quarterly preferred dividend, as and when declared by the Board with the exception of Series 4 preferred shares. The holders of Series 4 preferred shares are entitled to receive a quarterly, floating rate, cumulative, preferred dividend as and when declared by the Board.

2
We may, at our option, redeem all or a portion of the outstanding preferred shares for the redemption price per share, plus all accrued and unpaid dividends on the redemption option date and on every fifth anniversary date thereafter.

3	Commencing September 30, 2015, the floating quarterly dividend rate for the Series 4 preferred shares is 1.656 per cent and will reset every quarter going forward.

The net proceeds of the above debt and Series 11 preferred share offerings were used for general corporate purposes and to reduce short-term indebtedness.

TC PIPELINES, LP AT-THE-MARKET (ATM) EQUITY ISSUANCE PROGRAM

From January 1 to September 30, 2015, 0.4 million common units were issued under the TC PipeLines, LP ATM program generating net proceeds of approximately US$25 million. Our ownership interest in TC PipeLines, LP will decrease as a result of issuances under the ATM program.

TRANSCANADA [31
THIRD QUARTER 2015

DIVIDENDS

On November 2, 2015, we declared quarterly dividends as follows:

Quarterly dividend on our common shares

$0.52 per share
Payable on January 29, 2016 to shareholders of record at the close of business on December 31, 2015

Quarterly dividends on our preferred shares

Series 1	$0.204125
Series 2	$0.14467945
Series 3	$0.1345
Series 4	$0.10435068
Payable on December 31 to shareholders of record at the close of business on November 30, 2015
Series 5	$0.275
Series 7	$0.25
Series 9	$0.265625
Payable on February 1, 2016 to shareholders of record at the close of business on December 31, 2015
Series 11	$0.2375
Payable on November 30, 2015 to shareholders of record at the close of business on November 13, 2015

SHARE INFORMATION

as at October 28, 2015

Common shares	Issued and outstanding
709 million
Preferred shares	Issued and outstanding	Convertible to
Series 1	9.5 million	Series 2 preferred shares
Series 2	12.5 million	Series 1 preferred shares
Series 3	8.5 million	Series 4 preferred shares
Series 4	5.5 million	Series 3 preferred shares
Series 5	14 million	Series 6 preferred shares
Series 7	24 million	Series 8 preferred shares
Series 9	18 million	Series 10 preferred shares
Series 11	10 million	Series 12 preferred shares

Options to buy common shares	Outstanding	Exercisable
	10 million	6 million

TRANSCANADA [32
THIRD QUARTER 2015

CREDIT FACILITIES

We use committed revolving credit facilities to support our commercial paper programs and, along with demand facilities, for general corporate purposes including issuing letters of credit as well as providing additional liquidity.

At September 30, 2015, we had approximately $7 billion in unsecured credit facilities, including:

Amount	Unused capacity	Subsidiary	Description and use	Matures

$3.0 billion	$3.0 billion	TCPL	Committed, syndicated, revolving, extendible credit facility that supports TCPL’s Canadian commercial paper program	December 2019
US$1.0 billion	US$1.0 billion	TCPL USA	Committed, syndicated, revolving, extendible credit facility that is used for TCPL USA general corporate purposes	November 2015
US$1.0 billion	US$1.0 billion	TransCanada American Investments Ltd. (TAIL)	Committed, syndicated, revolving, extendible credit facility that supports TAIL's U.S. commercial paper program in the U.S.	November 2015
$1.5 billion	$0.5 billion	TCPL, TCPL USA	Demand lines for issuing letters of credit and as a source of additional liquidity. At September 30, 2015, we had $1.0 billion outstanding in letters of credit under these lines	Demand
At September 30, 2015, our operated affiliates had an additional $0.6 billion of undrawn capacity on committed credit facilities.
We are currently in the process of renewing the committed, syndicated, revolving, extendible credit facilities.

See Financial risks and financial instruments for more information about liquidity, market and other risks.

CONTRACTUAL OBLIGATIONS

Our capital commitments are consistent with the amounts reported at December 31, 2014 as a result of the completion or advancement of capital projects partially offset by new commitments for the Napanee generating facility. Our other purchase obligations have increased by approximately $0.1 billion since December 31, 2014 primarily due to an increase in commodity purchase obligations and information technology and communication contracts. There were no other material changes to our contractual obligations in third quarter 2015 or to payments due in the next five years or after. See the MD&A in our 2014 Annual Report for more information about our contractual obligations.

TRANSCANADA [33
THIRD QUARTER 2015

Financial risks and financial instruments

We are exposed to liquidity risk, counterparty credit risk and market risk, and have strategies, policies and limits in place to mitigate their impact on our earnings, cash flow and, ultimately, shareholder value. These are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.

See our 2014 Annual Report for more information about the risks we face in our business. Our risks have not changed substantially since December 31, 2014.

LIQUIDITY RISK

We manage our liquidity risk by continuously forecasting our cash requirements for a rolling twelve month period and making sure we have adequate cash balances, cash flow from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions.

COUNTERPARTY CREDIT RISK

We have exposure to counterparty credit risk in the following areas:

•	accounts receivable

•	the fair value of derivative and available for sale assets

•	cash, notes, loans and advances receivable.

We review our accounts receivable regularly and record allowances for doubtful accounts using the specific identification method. At September 30, 2015, we had not incurred any significant credit losses and had no significant amounts past due or impaired. We had a credit risk concentration due from a counterparty of $248 million (US$185 million) and $258 million (US$222 million) at September 30, 2015 and December 31, 2014. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty's investment grade parent company.

We have significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.

FOREIGN EXCHANGE AND INTEREST RATE RISK

Certain of our businesses generate income in U.S. dollars, but since we report in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our net income. As our U.S. dollar-denominated operations continue to grow, this exposure increases. The majority of this risk is offset by interest expense on U.S. dollar-denominated debt and by using foreign exchange derivatives.

We have floating interest rate debt and floating rate preferred shares (Series 2 and Series 4) which subject us to interest rate cash flow risk. We use interest rate swaps to help manage this risk.

Average exchange rate - U.S. to Canadian dollars

three months ended September 30, 2015	1.31
three months ended September 30, 2014	1.09

nine months ended September 30, 2015	1.26
nine months ended September 30, 2014	1.09

The impact of changes in the value of the U.S. dollar on our U.S. dollar-denominated operations is significantly offset by other U.S. dollar-denominated items, as set out in the table below.

TRANSCANADA [34
THIRD QUARTER 2015

Significant U.S. dollar-denominated amounts

	three months ended September 30		nine months ended September 30
(unaudited - millions of US$)	2015	2014	2015	2014

U.S. and International Natural Gas Pipelines comparable EBIT	155	118	533	469
U.S. Liquids Pipelines comparable EBIT	173	155	480	417
U.S. Power comparable EBIT	118	91	260	211
Interest expense on U.S. dollar-denominated long-term debt	(231)	(215)	(677)	(638)
Capitalized interest on U.S. dollar-denominated capital expenditures	42	30	102	125
U.S. non-controlling interests and other	(48)	(52)	(181)	(184)
	209	127	517	400

Derivatives designated as a net investment hedge

We hedge our net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps and foreign exchange forward contracts. The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	September 30, 2015		December 31, 2014
(unaudited - millions of $)	Fair value[1]	Notional or principal amount	Fair value[1]	Notional or principal amount

Asset/(liability)
U.S. dollar cross-currency interest rate swaps
(maturing 2015 to 2019)[2]	(711)	US 2,300	(431)	US 2,900
U.S. dollar foreign exchange forward contracts
(maturing 2015 to 2016)	(18)	US 800	(28)	US 1,400
	(729)	US 3,100	(459)	US 4,300

1	Fair values equal carrying values.

2
Net income in the three and nine months ended September 30, 2015 included net realized gains of $2 million and $7 million (2014 - gains of $5 million and $16 million) related to the interest component of cross-currency swaps settlements.

U.S. dollar-denominated debt designated as a net investment hedge

(unaudited - millions of $)	September 30, 2015	December 31, 2014

Carrying value	21,000 (US 15,600)	17,000 (US 14,700)
Fair value	22,400 (US 16,700)	19,000 (US 16,400)

The balance sheet classification of the fair value of derivatives used to hedge our net investment in foreign operations is as follows:

(unaudited - millions of $)	September 30, 2015	December 31, 2014

Other current assets	42	5
Intangible and other assets	6	1
Accounts payable and other	(355)	(155)
Other long-term liabilities	(422)	(310)
	(729)	(459)

TRANSCANADA [35
THIRD QUARTER 2015

FINANCIAL INSTRUMENTS

All financial instruments, including both derivative and non-derivative instruments, are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.

Non-derivative financial instruments

Fair value of non-derivative financial instruments
The fair value of our notes receivable is calculated by discounting future payments of interest and principal using forward interest rates. The fair value of long-term debt and junior subordinated notes has been estimated using an income approach based on quoted market prices for the same or similar debt instruments from external data providers.

Available for sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments including cash and cash equivalents, accounts receivable, intangible and other assets, notes payable, accounts payable and other, accrued interest and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity and would also be classified in Level II of the fair value hierarchy.

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.

Derivative instruments

We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. We apply hedge accounting to derivative instruments that qualify and are designated for hedge accounting treatment. The effective portion of the change in the fair value of hedging derivatives for cash flow hedges and hedges of our net investment in foreign operations are recorded in OCI in the period of change. Any ineffective portion is recognized in net income in the same financial category as the underlying transaction. The change in the fair value of derivative instruments that have been designated as fair value hedges are recorded in net income in interest income and other expense and interest expense.

The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk (held for trading). Changes in the fair value of held for trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held for trading derivative instruments can fluctuate significantly from period to period.

The recognition of gains and losses on derivatives for Canadian natural gas regulated pipelines exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, can be recovered or refunded through the tolls charged by us. As a result, these gains and losses are deferred as regulatory assets or regulatory liabilities and are refunded to or collected from the ratepayers in subsequent years when the derivative settles.

Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of power and natural gas derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments.

TRANSCANADA [36
THIRD QUARTER 2015

Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of the derivative instruments is as follows:

(unaudited - millions of $)	September 30, 2015	December 31, 2014

Other current assets	314	409
Intangible and other assets	150	93
Accounts payable and other	(795)	(749)
Other long-term liabilities	(626)	(411)
	(957)	(658)

The effect of derivative instruments on the condensed consolidated statement of income
The following summary does not include hedges of our net investment in foreign operations.

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, pre-tax)	2015	2014	2015	2014

Derivative instruments held for trading[1]
Amount of unrealized (losses)/gains in the period
Power	(34)	20	(33)	35
Natural gas	7	7	3	(14)
Foreign exchange	(26)	(32)	(25)	(9)
Amount of realized (losses)/gains in the period
Power	(27)	8	(60)	(23)
Natural gas	(25)	(27)	(24)	19
Foreign exchange	(34)	(1)	(87)	(19)
Derivative instruments in hedging relationships[2,3]
Amount of realized (losses)/gains in the period
Power	(35)	(50)	(132)	138
Interest	2	1	6	3
Gains on ineffective portion in the period
Power	10	23	3	13

1
Realized and unrealized gains and losses on held for trading derivative instruments used to purchase and sell power and natural gas are included net in energy revenues. Realized and unrealized gains and losses on interest rate and foreign exchange held for trading derivative instruments are included net in interest expense and interest income and other expense.

2
For the three and nine months ended September 30, 2015, net realized gains on fair value hedges were $4 million and $8 million (2014 - gains of $2 million and $5 million) and were included in interest expense. For the three and nine months ended September 30, 2015 and 2014, we did not record any amounts in net income related to ineffectiveness for fair value hedges.

3
The effective portion of the change in fair value of derivative instruments in hedging relationships is initially recognized in OCI and reclassified to energy revenues, interest expense and interest income and other expense, as appropriate, as the original hedged item settles. For the three and nine months ended September 30, 2015 and 2014, there were no gains or losses included in net income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

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THIRD QUARTER 2015

Derivatives in cash flow hedging relationships
The components of other comprehensive income related to derivatives in cash flow hedging relationships are as follows:

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, pre-tax)	2015	2014	2015	2014

Change in fair value of derivative instruments recognized in OCI (effective portion)[1]
Power	(48)	62	(77)	96
Natural gas	—	(1)	—	(2)
Foreign exchange	—	—	—	10
Interest	(1)	1	(1)	—
	(49)	62	(78)	104
Reclassification of gains/(losses) on derivative instruments from AOCI to net income (effective portion)[1]
Power[2]	76	—	124	(109)
Natural gas[2]	—	1	—	3
Interest[3]	4	4	12	12
	80	5	136	(94)
Gains on derivative instruments recognized in net income (ineffective portion)
Power	10	23	3	13
	10	23	3	13

1	No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI.

2	Reported within energy revenues on the condensed consolidated statement of income.

3	Reported within interest expense on the condensed consolidated statement of income.

Credit risk related contingent features of derivative instruments
Derivative contracts often contain financial assurance provisions that may require us to provide collateral if a credit risk related contingent event occurs (for example, if our credit rating is downgraded to non-investment grade).

Based on contracts in place and market prices at September 30, 2015, the aggregate fair value of all derivative contracts with credit-risk-related contingent features that were in a net liability position was $15 million (December 31, 2014 – $15 million), with collateral provided in the normal course of business of nil (December 31, 2014 – nil). If the credit-risk-related contingent features in these agreements had been triggered on September 30, 2015, we would have been required to provide collateral of $15 million (December 31, 2014 – $15 million) to our counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.

We have sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

TRANSCANADA [38
THIRD QUARTER 2015

Other information

CONTROLS AND PROCEDURES

Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at September 30, 2015, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

There were no changes in third quarter 2015 that had or are likely to have a material impact on our internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES

When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amount we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgement. We also regularly assess the assets and liabilities themselves. You can find a summary of our critical accounting estimates in our 2014 Annual Report.

Our significant accounting policies have remained unchanged since December 31, 2014 other than described below. You can find a summary of our significant accounting policies in our 2014 Annual Report.

Changes in accounting policies for 2015

Reporting discontinued operations
In April 2014, the FASB issued amended guidance on the reporting of discontinued operations. The criteria of what will qualify as a discontinued operation has changed and there are expanded disclosures required. This new guidance was applied prospectively from January 1, 2015 and there was no impact on our consolidated financial statements as a result of applying this new standard.

Future accounting changes

Revenue from contracts with customers
In 2014, the FASB issued new guidance on revenue from contracts with customers. This guidance supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In July 2015, the FASB agreed to defer the effective date of this new standard to January 1, 2018, with early adoption not permitted before January 1, 2017. There are two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application.

We are currently evaluating the impact of the adoption of this ASU and have not yet determined the effect on our consolidated financial statements.

Extraordinary and unusual income statement items
In January 2015, the FASB issued new guidance on extraordinary and unusual income statement items. This update eliminates from GAAP the concept of extraordinary items. This new guidance is effective from January 1, 2016 and will be applied prospectively. We do not expect the adoption of this new standard to have a material impact on our consolidated financial statements.

Consolidation
In February 2015, the FASB issued new guidance on consolidation analysis. This update requires that entities reevaluate whether they should consolidate certain legal entities and eliminates the presumption that a general partner should consolidate a limited partnership. This new guidance is effective from January 1, 2016 and will be applied retrospectively. We are currently evaluating the impact of the adoption of this ASU and have not yet determined the effect on our consolidated financial statements.

TRANSCANADA [39
THIRD QUARTER 2015

Imputation of interest
In April 2015, the FASB issued new guidance on simplifying the accounting for debt issuance costs. The amendments in this update require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability consistent with debt discounts or premiums. This new guidance is effective January 1, 2016 and will be applied retrospectively. The application of this amendment will result in a reclassification of debt issuance costs currently recorded in intangible and other assets to an offset of their respective debt liabilities.

Inventory
In July 2015, the FASB issued new guidance on simplifying the measurement of inventory. The amendments in this update specify that an entity should measure inventory within the scope of this update at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory measured using Last In First Out or the retail inventory method. This new guidance is effective January 1, 2017 and will be applied prospectively. We do not expect the adoption of this new standard to have a material impact on our consolidated financial statements.

Derivatives and Hedging
In August 2015, the FASB issued new guidance on the application of the normal purchases and normal sales scope exception to certain electricity contracts within nodal energy markets. The amendments in this update apply to entities that enter into contracts for the purchase or sale of electricity on a forward basis and arrange for transmission through or delivery to a location within a nodal energy market whereby one of the contracting parties incurs charges (or credits) for the transmission of that electricity based in part on locational marginal pricing differences payable to (or receivable from) an independent system operator. This new guidance was effective upon issuance, was applied prospectively and did not have a material impact on our consolidated financial statements.

Business Combinations
In September 2015, the FASB issued new guidance on simplifying the accounting for measurement-period adjustments in business combinations. The new guidance in this update eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. This new guidance is effective January 1, 2016 and will be applied prospectively on future business combinations.

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THIRD QUARTER 2015

Reconciliation of non-GAAP measures

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, except per share amounts)	2015	2014	2015	2014

EBITDA	1,458	1,435	4,334	4,099
Restructuring costs	8	—	20	—
Cancarb gain on sale	—	—	—	(108)
Niska contract termination	—	2	—	43
Non-comparable risk management activities affecting EBITDA	17	(50)	27	(34)
Comparable EBITDA	1,483	1,387	4,381	4,000
Comparable depreciation and amortization	(439)	(403)	(1,313)	(1,195)
Comparable EBIT	1,044	984	3,068	2,805
Other income statement items
Comparable interest expense	(341)	(304)	(990)	(875)
Comparable interest income and other expense	42	49	108	72
Comparable income tax expense	(236)	(230)	(668)	(616)
Net income attributable to non-controlling interests	(46)	(25)	(145)	(110)
Preferred share dividends	(23)	(24)	(71)	(72)
Comparable earnings	440	450	1,302	1,204
Specific items (net of tax):
Alberta corporate income tax rate increase	—	—	(34)	—
Restructuring costs	(6)	—	(14)	—
Cancarb gain on sale	—	—	—	99
Niska contract termination	—	(1)	—	(32)
Risk management activities[1]	(32)	8	(36)	14
Net income attributable to common shares	402	457	1,218	1,285

Comparable depreciation and amortization	(439)	(403)	(1,313)	(1,195)
Specific items	—	—	—	—
Depreciation and amortization	(439)	(403)	(1,313)	(1,195)

Comparable interest expense	(341)	(304)	(990)	(875)
Specific items	—	—	—	—
Interest expense	(341)	(304)	(990)	(875)

Comparable interest income and other expense	42	49	108	72
Specific items:
Risk management activities[1]	(26)	(32)	(25)	(9)
Interest income and other expense	16	17	83	63

Comparable income tax expense	(236)	(230)	(668)	(616)
Specific items:
Alberta corporate income tax rate increase	—	—	(34)	—
Restructuring costs	2	—	6	—
Cancarb gain on sale	—	—	—	(9)
Niska contract termination	—	1	—	11
Risk management activities[1]	11	(10)	16	(11)
Income tax expense	(223)	(239)	(680)	(625)

TRANSCANADA [41
THIRD QUARTER 2015

	three months ended September 30		nine months ended September 30
(unaudited - millions of $, except per share amounts)	2015	2014	2015	2014

Comparable earnings per common share	$0.62	$0.63	$1.84	$1.70
Specific items (net of tax):
Alberta corporate income tax rate increase	—	—	(0.05)	—
Restructuring costs	(0.01)	—	(0.02)	—
Cancarb gain on sale	—	—	—	0.14
Niska contract termination	—	—	—	(0.04)
Risk management activities[1]	(0.04)	0.01	(0.05)	0.01
Net income per common share	$0.57	$0.64	$1.72	$1.81

1	Risk management activities	three months ended September 30		nine months ended September 30
	(unaudited - millions of $)	2015	2014	2015	2014

	Canadian Power	(14)	2	(7)	—
	U.S. Power	(5)	41	(22)	30
	Natural Gas Storage	2	7	2	4
	Foreign exchange	(26)	(32)	(25)	(9)
	Income tax attributable to risk management activities	11	(10)	16	(11)
	Total (losses)/gains from risk management activities	(32)	8	(36)	14

Comparable EBITDA and EBIT by business segment

three months ended September 30, 2015	Natural Gas	Liquids
(unaudited - millions of $)	Pipelines	Pipelines	Energy	Corporate	Total

EBITDA	812	355	328	(37)	1,458
Restructuring costs	—	—	—	8	8
Non-comparable risk management activities affecting EBITDA	—	—	17	—	17
Comparable EBITDA	812	355	345	(29)	1,483
Comparable depreciation and amortization	(284)	(68)	(79)	(8)	(439)
Comparable EBIT	528	287	266	(37)	1,044

three months ended September 30, 2014	Natural Gas	Liquids
(unaudited - millions of $)	Pipelines	Pipelines	Energy	Corporate	Total

EBITDA	750	281	435	(31)	1,435
Niska contract termination	—	—	2	—	2
Non-comparable risk management activities affecting EBITDA	—	—	(50)	—	(50)
Comparable EBITDA	750	281	387	(31)	1,387
Comparable depreciation and amortization	(266)	(55)	(76)	(6)	(403)
Comparable EBIT	484	226	311	(37)	984

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THIRD QUARTER 2015

nine months ended September 30, 2015	Natural Gas	Liquids
(unaudited - millions of $)	Pipelines	Pipelines	Energy	Corporate	Total

EBITDA	2,493	980	978	(117)	4,334
Restructuring costs	—	—	—	20	20
Non-comparable risk management activities affecting EBITDA	—	—	27	—	27
Comparable EBITDA	2,493	980	1,005	(97)	4,381
Comparable depreciation and amortization	(845)	(197)	(248)	(23)	(1,313)
Comparable EBIT	1,648	783	757	(120)	3,068

nine months ended September 30, 2014	Natural Gas	Liquids
(unaudited - millions of $)	Pipelines	Pipelines	Energy	Corporate	Total

EBITDA	2,357	771	1,062	(91)	4,099
Cancarb gain on sale	—	—	(108)	—	(108)
Niska contract termination	—	—	43	—	43
Non-comparable risk management activities affecting EBITDA	—	—	(34)	—	(34)
Comparable EBITDA	2,357	771	963	(91)	4,000
Comparable depreciation and amortization	(791)	(158)	(230)	(16)	(1,195)
Comparable EBIT	1,566	613	733	(107)	2,805

Quarterly results

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2015			2014				2013
(unaudited - millions of $, except per share amounts)	Third	Second	First	Fourth	Third	Second	First	Fourth

Revenues	2,944	2,631	2,874	2,616	2,451	2,234	2,884	2,332
Net income attributable to common shares	402	429	387	458	457	416	412	420
Comparable earnings	440	397	465	511	450	332	422	410
Share statistics
Net income per common share - basic and diluted	$0.57	$0.60	$0.55	$0.65	$0.64	$0.59	$0.58	$0.59
Comparable earnings per share	$0.62	$0.56	$0.66	$0.72	$0.63	$0.47	$0.60	$0.58
Dividends declared per common share	$0.52	$0.52	$0.52	$0.48	$0.48	$0.48	$0.48	$0.46

FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT

Quarter-over-quarter revenues and net income sometimes fluctuate, the causes of which vary across our business segments.

In Natural Gas Pipelines, quarter-over-quarter revenues and net income from the Canadian regulated pipelines generally remain relatively stable during any fiscal year. Our U.S. natural gas pipelines are generally seasonal in nature with higher earnings in the winter months as a result of increased customer demands. Over the long term, however, results from both our Canadian and U.S. natural gas pipelines fluctuate because of:

•	regulatory decisions

•	negotiated settlements with shippers

•	acquisitions and divestitures

•	developments outside of the normal course of operations

•	newly constructed assets being placed in service.

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THIRD QUARTER 2015

In Liquids Pipelines, annual revenues and net income are based on contracted crude oil transportation and uncommitted spot transportation. Quarter-over-quarter revenues and net income are affected by:

•	developments outside of the normal course of operations

•	newly constructed assets being placed in service

•	regulatory decisions.

In Energy, quarter-over-quarter revenues and net income are affected by:

•	weather

•	customer demand

•	market prices for natural gas and power

•	capacity prices and payments

•	planned and unplanned plant outages

•	acquisitions and divestitures

•	certain fair value adjustments

•	developments outside of the normal course of operations

•	newly constructed assets being placed in service.

FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER

We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period.
Comparable earnings exclude the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.
In third quarter 2015, comparable earnings excluded a charge of $6 million after-tax for severance costs as part of a restructuring initiative to maximize the effectiveness and efficiency of our existing operations.
In second quarter 2015, comparable earnings excluded a $34 million adjustment to income tax expense due to the enactment of an increase in the Alberta corporate income tax rate in June 2015 and a charge of $8 million after-tax for severance costs primarily as a result of the restructuring of our major projects group in response to delayed timelines on certain of our major projects along with a continued focus on enhancing the efficiency and effectiveness of our operations.
In fourth quarter 2014, comparable earnings excluded an $8 million after-tax gain on the sale of our interest in Gas Pacifico/INNERGY.
In second quarter 2014, comparable earnings excluded a $99 million after-tax gain on the sale of Cancarb Limited and a $31 million after-tax loss related to the termination of the Niska Gas Storage contract.